================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

        [ ] TRANSITION REPORT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____________ TO ___________

Commission file number 0-141090

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         DREYER'S GRAND ICE CREAM, INC.
                               5929 COLLEGE AVENUE
                                OAKLAND, CA 94618


================================================================================

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


                                                                                           PAGE
                                                                                           ----
REPORT OF INDEPENDENT ACCOUNTANTS                                                            1

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Plan Benefits, with Fund Information,
        at December 31, 1997 and 1996                                                      2 - 3

    Statements of Changes in Net Assets Available for Plan Benefits, with Fund
        Information, for the Years Ended December 31, 1997 and 1996                        4 - 5

    Notes to Financial Statements                                                          6 - 9

ADDITIONAL INFORMATION:

    Schedule I - Assets Held for Investment at December 31, 1997                            10

    Schedule V - Series of Transactions During the Year Ended December 31, 1997
        in Excess of 5% of the Current Value of
        Plan Assets at December 31, 1996                                                    11


Note:  Schedules II, III and IV are not presented as they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrative Committee of the Dreyer's Grand Ice Cream, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits, with fund information, and the related statements of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits, with fund information, of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) at December 31, 1997 and 1996, and the changes in net assets available for benefits, with fund information, for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and V is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and V and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP


San Francisco, California
May 29, 1998

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, AT DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                SCHWAB                LOOMIS                JURIKA &
                                                STABLE              SAYLES BOND              VOYLES              RAINIER CORE
                                                VALUE              INSTITUTIONAL            BALANCED                EQUITY
                                                 FUND                   FUND                  FUND                   FUND
                                             ------------           ------------          ------------           ------------
ASSETS

Investments at fair value:
   Collective investment trusts              $  3,634,354           $         --          $         --           $         --
   Common stock                                        --                     --                    --                     --
   Interest in pooled funds                            --                 46,157             5,712,812             13,098,798
   Participant loans                                   --                     --                    --                     --
                                             ------------           ------------          ------------           ------------
                                                3,634,354                 46,157             5,712,812             13,098,798

Contributions receivable:
   Employee                                            --                     --                    --                     --
   Employer                                        34,486                 12,198               124,820                272,703
Accrued dividends receivable                           --                     --                    --                     --
Interfund transfers receivable/(payable)           (5,596)                    --                (6,824)                    --
                                             ------------           ------------          ------------           ------------
Net assets available for Plan benefits       $  3,663,244           $     58,355          $  5,830,808           $ 13,371,501
                                             ============           ============          ============           ============


                                                            BT           SCHWAB S&P
                                                         INVESTMENT        SELECT
                                           STOCK       INTERNATIONAL       SHARE           LOAN
                                            FUND           FUND             FUND           FUND           CASH           TOTAL
                                        ------------    ------------    ------------   ------------   ------------   ------------
ASSETS

Investments at fair value:
   Collective investment trusts         $         --    $         --    $         --   $         --   $         --   $  3,634,354
   Common stock                            8,602,622              --              --             --             --      8,602,622
   Interest in pooled funds                   16,893          54,035      20,871,527             --             --     39,800,222
   Participant loans                              --              --              --      1,699,800             --      1,699,800
                                        ------------    ------------    ------------   ------------   ------------   ------------
                                           8,619,515          54,035      20,871,527      1,699,800             --     53,736,998

Contributions receivable:
   Employee                                       --              --              --             --             --             --
   Employer                                  216,777          14,162         435,599             --             --      1,110,745
Accrued dividends receivable                   2,281              --              --             --             --          2,281
Interfund transfers receivable/
   (payable)                                      --              --          (2,734)            --         15,154             --
                                        ------------    ------------    ------------   ------------   ------------   ------------
Net assets available for Plan benefits  $  8,838,573    $     68,197    $ 21,304,392   $  1,699,800   $     15,154   $ 54,850,024
                                        ============    ============    ============   ============   ============   ============


                 See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, AT DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                             SHORT TERM         BALANCED         EQUITY           STOCK
                                                FUND              FUND            FUND            FUND
                                             ------------     ------------    ------------    ------------
ASSETS

Investments at fair value:
   Corporate debt instruments                $         --     $    566,983    $    436,407    $         --
   Common stock                                        --        2,260,947       6,372,262       4,790,684
   Interest in pooled funds                       414,100          157,600         393,700         245,100
   U.S. government securities                   2,192,365        1,564,193       1,504,626              --
   Participant loans                                   --               --              --              --
                                             ------------     ------------    ------------    ------------
                                                2,606,465        4,549,723       8,706,995       5,035,784

Contributions receivable:
   Employee                                        16,275           38,710          57,378          59,422
   Employer                                        73,813          194,075         333,701         291,538
Accrued dividends receivable                        2,278              745              --           1,441
Inter-fund transfers receivable/(payable)         (16,728)          19,381          35,131          (4,444)
Cash                                                   14               71              32              40
                                             ------------     ------------    ------------    ------------

Net assets available for Plan benefits       $  2,682,117     $  4,802,705    $  9,133,237    $  5,383,781
                                             ============     ============    ============    ============


                                             MASTERWORKS         LOAN
                                                 FUND            FUND             TOTAL
                                             ------------     ------------    ------------
ASSETS

Investments at fair value:
   Corporate debt instruments                $         --     $         --    $  1,003,390
   Common stock                                        --               --      13,423,893
   Interest in pooled funds                    11,269,035               --      12,479,535
   U.S. government securities                          --               --       5,261,184
   Participant loans                                   --        1,499,285       1,499,285
                                             ------------     ------------    ------------
                                               11,269,035        1,499,285      33,667,287

Contributions receivable:
   Employee                                        84,780               --         256,565
   Employer                                       421,859               --       1,314,986
Accrued dividends receivable                      212,470               --         216,934
Inter-fund transfers receivable/(payable)         (33,340)              --              --
Cash                                                   --               --             157
                                             ------------     ------------    ------------

Net assets available for Plan benefits       $ 11,954,804     $  1,499,285    $ 35,455,929
                                             ============     ============    ============


                 See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------

                                 SCHWAB            LOOMIS          JURIKA &
                                 STABLE         SAYLES BOND        VOYLES        RAINIER CORE
                                  VALUE        INSTITUTIONAL      BALANCED          EQUITY           STOCK
                                  FUND             FUND             FUND             FUND             FUND
                              ------------     ------------     ------------     ------------     ------------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income:
     Interest                 $    178,795     $        256     $    181,625     $    200,851     $     35,229
     Dividends                          --            1,341          209,742        1,752,883           56,008
     Realized and unrealized
      gains/(losses), net           51,385           (1,235)         382,804          611,566        3,458,831
                              ------------     ------------     ------------     ------------     ------------
                                   230,180              362          774,171        2,565,300        3,550,068
Contributions:
   Employee                        320,712            3,341          765,087        1,458,401        1,165,113
   Employer                         34,486           12,198          124,820          272,703          216,777
   Employee rollovers from
     other qualified plans           4,379               --           15,469           58,870           31,543
   Transfer of assets from
     merged plan                   793,881               --          549,099          832,861           85,751
                              ------------     ------------     ------------     ------------     ------------
      Total additions            1,383,638           15,901        2,228,646        5,188,135        5,049,252
                              ------------     ------------     ------------     ------------     ------------

DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:
   Benefit and loan payments       202,203               --          271,087          507,414          250,790
   Administrative expenses          15,024               18           34,255           69,090           33,881
                              ------------     ------------     ------------     ------------     ------------
      Total deductions             217,227               18          305,342          576,504          284,671
                              ------------     ------------     ------------     ------------     ------------
Net increase                     1,166,411           15,883        1,923,304        4,611,631        4,764,581

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS:
   Beginning of year             2,682,117               --        4,802,705        9,133,237        5,383,781
   Transfers                      (185,284)          42,472         (895,201)        (373,367)      (1,309,789)
                              ------------     ------------     ------------     ------------     ------------
   End of year                $  3,663,244     $     58,355     $  5,830,808     $ 13,371,501     $  8,838,573
                              ============     ============     ============     ============     ============

                                    BT          SCHWAB S & P
                                INVESTMENT        SELECT
                               INTERNATIONAL       SHARE           LOAN
                                   FUND            FUND            FUND           CASH            TOTAL
                               ------------    ------------    ------------    ------------    ------------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income:
     Interest                  $        175    $     19,459    $    120,123    $         --    $    736,513
     Dividends                           66         316,328              --              --       2,336,368
     Realized and
      unrealized gains/
      (losses), net                     824       3,546,472              --              --       8,050,647
                               ------------    ------------    ------------    ------------    ------------
                                      1,065       3,882,259         120,123              --      11,123,528

Contributions:
   Employee                           5,036       2,074,639              --              --       5,792,329
   Employer                          14,162         435,599              --              --       1,110,745
   Employee rollovers from
     other qualified plans               --         120,185         103,106              --         333,552
   Transfer of assets from
     merged plan                         --       1,015,309              --              --       3,276,901
                               ------------    ------------    ------------    ------------    ------------
      Total additions                20,263       7,527,991         223,229              --      21,637,055
                               ------------    ------------    ------------    ------------    ------------

DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:
   Benefit and loan payments             --         714,638          88,928              --       2,035,060
   Administrative expenses                9          55,623              --              --         207,900
                               ------------    ------------    ------------    ------------    ------------
      Total deductions                    9         770,261          88,928              --       2,242,960
                               ------------    ------------    ------------    ------------    ------------
Net increase                         20,254       6,757,730         134,301              --      19,394,095

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS:
   Beginning of year                     --      11,954,804       1,499,285              --      35,455,929
   Transfers                         47,943       2,591,858          66,214          15,154              --
                               ------------    ------------    ------------    ------------    ------------
   End of year                 $     68,197    $ 21,304,392    $  1,699,800    $     15,154    $ 54,850,024
                               ============    ============    ============    ============    ============


                 See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------

                                    SHORT TERM    BALANCED       EQUITY         STOCK      MASTERWORKS     LOAN
                                       FUND         FUND          FUND           FUND          FUND        FUND         TOTAL
                                   -----------   -----------   -----------   -----------   -----------  -----------  -----------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
  Investment income:
   Interest                        $   138,703   $   134,148   $   139,709   $    15,137   $       329  $   127,425  $   555,451
   Dividends                                --        31,824        86,987        36,395       362,591           --      517,797
   Realized and unrealized
    gains/(losses), net                     --       348,135     1,031,666      (695,724)    1,574,478           --    2,258,555
                                   -----------   -----------   -----------   -----------   -----------  -----------  -----------
                                       138,703       514,107     1,258,362      (644,192)    1,937,398      127,425    3,331,803

Contributions:
  Employee                             334,468       670,338     1,151,408     1,042,516     1,300,732           --    4,499,462
  Employer                              73,813       194,075       333,701       291,539       421,859           --    1,314,987
  Employee rollovers from other
   qualified plans                      51,242       197,320        55,853        69,570       112,919           --      486,904
                                   -----------   -----------   -----------   -----------   -----------  -----------  -----------
    Total additions                    598,226     1,575,840     2,799,324       759,433     3,772,908      127,425    9,633,156
                                   -----------   -----------   -----------   -----------   -----------  -----------  -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefit and loan payments            459,454       307,535       615,117       384,813       489,736      110,164    2,366,819
  Administrative expenses               19,201        45,113        83,315        37,349        53,715           --      238,693
                                   -----------   -----------   -----------   -----------   -----------  -----------  -----------
    Total deductions                   478,655       352,648       698,432       422,162       543,451      110,164    2,605,512
                                   -----------   -----------   -----------   -----------   -----------  -----------  -----------
Net increase                           119,571     1,223,192     2,100,892       337,271     3,229,457       17,261    7,027,644

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS:
  Beginning of year                  2,865,685     4,171,808     7,498,010     5,354,853     7,379,848    1,158,081   28,428,285
  Transfers                           (303,139)     (592,295)     (465,665)     (308,343)    1,345,499      323,943           --
                                   -----------   -----------   -----------   -----------   -----------  -----------  -----------
  End of year                      $ 2,682,117   $ 4,802,705   $ 9,133,237   $ 5,383,781   $11,954,804  $ 1,499,285  $35,455,929
                                   -----------   -----------   -----------   -----------   -----------  -----------  -----------


                 See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.      DESCRIPTION OF THE PLAN

        The following brief description of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

        GENERAL

        The Plan is a defined contribution profit sharing plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan benefits participating employees of Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company). Effective October 1, 1997, the Plan is administered by the Plan's Administrative Committee (the Committee) and all investments and cash are held by Charles Schwab Trust Company (the Trustee). Schwab Retirement Plan Services provides record keeping services for the Plan. Prior to October 1, 1997, all investments and cash were held by Imperial Trust Company, while Watson Wyatt provided record keeping and consultation services and an investment manager provided investment advisory services for certain of the funds. The Plan became effective January 1, 1983 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        ELIGIBILITY

        All employees, other than individuals employed under a collective bargaining agreement which does not provide for participation in the Plan, are eligible to participate in the Plan on the next "entry date" coinciding with or following their commencement date of employment. The entry dates defined by the Plan are January 1, April 1, July 1 and October 1 of each calendar year.

        EMPLOYEE CONTRIBUTIONS

        In order to participate in the Plan, each participant is required to contribute at least 2% of the compensation received from the Company; however, any participant may elect to contribute an additional amount up to 10% of the participant's compensation within the maximum allowable amount permitted under the Internal Revenue Code. At all times, participants will be fully vested in their contributions adjusted for attributed income, gains, losses and expenses.

        EMPLOYER CONTRIBUTIONS

        The Plan provides that the Company may make discretionary employer matching contributions, subject to approval by the Company's Board of Directors. Discretionary employer matching contributions are made to participants' accounts equal to a percentage of each eligible participant's employee contribution. For eligible participants who have ten or more years of service as of the last day of the Plan year, the percentage of employee contributions matched is twice that of eligible participants with fewer than ten years of service. An eligible participant is defined as an eligible employee who was employed by the Company during the Plan year or who retired, died or was disabled during the Plan year.

        During 1997 and 1996, $182,555 and $134,612, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce employer matching contributions for the corresponding year and were allocated as of the last day of the year to the matching accounts of eligible participants.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

        ROLLOVER CONTRIBUTIONS

        Subject to the terms of the Plan, the Committee may authorize the Trustee to accept from any participant a rollover contribution from another tax-qualified plan, provided the contribution is made within 60 days after receipt of the eligible rollover distribution by the participant from such other tax-qualified plan. Amounts consisting of after-tax employee contributions are not allowed as rollover contributions. The Plan will establish and maintain separate accounts for all rollover contributions. At all times, the participant will be fully vested in his rollover account, adjusted for attributed income, gains, losses and expenses. Cash benefits paid from rollover accounts will be paid in the same manner as other benefits under the Plan.

        TRANSFER OF ASSETS FROM MERGED PLAN

        During 1996, the Company acquired the remaining 50.3% of the outstanding common stock of M-K-D Distributors, Inc. (M-K-D). Effective April 1, 1997, the M-K-D 401(k) Profit Sharing Plan and Trust (M-K-D Plan) was merged with the Plan. In conjunction with this merger, $3,276,901 from the M-K-D Plan was transferred to the Plan on that date.

        PARTICIPANT ACCOUNT VALUATION

        Each participant's account is valued at the last quoted sales price of each business day, including the last business day of the Plan year. The valuation is based on all contributions, withdrawals, investment income, and realized and unrealized gains and losses since the previous business day.

        PLAN BENEFITS

        Upon retirement, death or permanent disability, participants are entitled to an amount equal to 100% of their salary deferral, rollover and Company accounts. In the event of termination prior to retirement, participants will receive the final balances in their salary deferral and rollover accounts plus the vested portion of the Company account to which they are entitled.

        A salary deferral account consists of the portion of a participant's account attributable to the participant's employee contributions and the related investment income; a rollover account consists of the portion of a participant's account attributable to the participant's rollover contributions and the related investment income; and a Company account consists of the portion of a participant's account attributable to Company contributions and the related investment income.

        The Plan has a flexible investment policy in which the participant can choose to invest his or her account balance in one or all of a variety of investment funds. The participant's accounts are credited for the return on his investment in proportion to his investment in the respective fund within the Plan.

        Investment options in the Plan include seven funds: a short-term investment fund, a bond fund, a balanced fund, an equity fund, an international equity fund, a stock fund (comprised of the Company's common stock) and an S&P 500 fund.

        VESTING

        After completion of two years of service, participants are entitled to twenty percent (20%) of the final balance of their Company account. For each full year of service thereafter, participants vest an additional fifteen percent (15%) of their Company account balance and are fully vested after seven years. A participant earns one year of service for each year commencing on or after January 1, 1976

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

        in which the participant has worked at least 1,000 hours. If a participant's service is less than two years and ends before retirement, death, or permanent disability, the entire Company account will be forfeited.

        PARTICIPANT LOANS

        The Plan has a participant loan program as allowed by existing Plan provisions. Participants may borrow a portion of their vested accounts, subject to the terms set forth in the Plan and the limitations of the Internal Revenue Code.

        Participant loans, which bear interest at the prime rate plus 2%, are due within five years and are secured by the participant's interest in the balance of his or her account.


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING

        The accompanying financial statements have been prepared using the accrual method of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

        INVESTMENTS AND INVESTMENT INCOME

        The Plan's assets are valued at the last quoted sales price of each business day including the last business day of the Plan year. Realized gains or losses on investments sold are recorded as the difference between the proceeds received upon sale and the market value of the investments at the beginning of the year or cost if acquired during the year. In accordance with the Plan's policy of stating investments at market value, net unrealized gains or losses for the period are included in the statement of changes in net assets available for plan benefits, with fund information, in the period during which the market value change occurs.

        EXPENSES OF THE PLAN

        The expenses incurred in the administration of the Plan are charged to the Plan by the Trustee if they are not paid by the Company.

        BENEFIT PAYMENTS AND LOANS MADE

        Benefits to terminated participants and loan repayments for terminated participants are recorded as a deduction from net assets when paid in accordance with guidance issued for accounting and disclosure by employee benefit plans. Loans made and loan repayments for active participants are recorded as transfers in the statement of changes in net assets available for plan benefits, with fund information. During 1997 and 1996, loans made totaled $698,895 and $854,530, respectively. During 1997 and 1996, loan repayments totaled $528,638 and $403,162, respectively.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.      INVESTMENTS

        Investments representing 5% or more of net assets available for Plan benefits were as follows:


                                                   DECEMBER 31,
                                             ------------------------
                                                1997         1996
                                             -----------  -----------
        INTEREST IN POOLED FUNDS:
           Rainier Core Equity Fund         $13,098,798  $        --
           Jurika & Voyles Balanced Fund      5,712,812           --
           Schwab Stable Value Fund           3,634,354           --
           Schwab S & P 500 Index Fund       20,871,527           --
           BZW Barclays MasterWorks
              S&P 500 Stock Fund                     --   11,269,035

        COMMON STOCK:
           Dreyer's Grand Ice Cream, Inc.     8,602,622    4,790,684


4.      PLAN TERMINATION

        Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan. In the event the Plan is terminated, participants' accounts shall become nonforfeitable and the net assets shall be allocated to each participant to provide benefits in accordance with the provisions of Section 4044 of ERISA.


5.      TAX STATUS OF THE PLAN

        In January 1997, the Committee received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan. The Committee is of the opinion that the Plan fulfills the requirements of a qualified Plan and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1997                       SCHEDULE I


                                                    NUMBER OF
                                                     SHARES OR   COST OF       CURRENT
DESCRIPTION OF INVESTMENT                           FACE VALUE    ASSET         VALUE
                                                    ----------  -----------  -----------
INTEREST IN POOLED FUNDS
   Schwab Stable Value Fund                            333,712  $ 3,586,244  $ 3,634,354
   Jurika & Voyles Balanced Fund                       385,740    6,088,046    5,712,812
   Rainier Core Equity Fund                            601,138   14,570,303   13,098,798
   BT Investment International Fund                      2,694       53,210       54,035
   Loomis Sayles Bond Institutional Fund                 3,598       48,587       46,157
   Schwab S&P Select Share Fund                      1,396,089   20,792,921   20,871,527

COMMON STOCK
   Dreyer's Grand Ice Cream                            373,568    5,549,559    8,619,515

LOANS TO PARTICIPANTS
   (maturing from 1/1/98 to 6/1/03; 7.25% to 11%)                        --    1,699,800
                                                                -----------  -----------
                                                                $50,688,870  $53,736,998
                                                                ===========  ===========

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

SERIES OF TRANSACTIONS DURING THE YEAR ENDED
DECEMBER 31, 1997 IN EXCESS OF 5% OF THE CURRENT
VALUE OF PLAN ASSETS AT DECEMBER 31, 1996 *SCHEDULE V



    PARTY                        DESCRIPTION OF              NUMBER OF        PURCHASE
   INVOLVED                         ASSET                   TRANSACTIONS       PRICE
                          -------------------------------   ------------    -----------
Imperial Trust Co.        SEI Liquid Asset Trust-Treasury      240

Imperial Trust Co.        MasterWorks Funds Inc.                29


Imperial Trust Co.        SEI Liquid Asset Trust-Treasury      294          $54,537,200

Imperial Trust Co.        MasterWorks Funds Inc.                34            4,063,637

Charles Schwab Trust Co.  Jurika & Voyles Balanced Fund         30            6,606,598
                          Schwab Stable Value Fund              32            4,013,293
                          Rainier Core Equity Fund              38           14,515,281
                          Schwab S&P Select Share Fund          42           20,899,574




                                                                CURRENT
    PARTY                    SELLING          COST OF           VALUE ON             REALIZED
   INVOLVED                   PRICE       ASSET DISPOSED    TRANSACTION DATE        GAIN(LOSS)
                           -----------    --------------    ----------------        ----------
Imperial Trust Co.         $57,382,700      $57,382,700      $57,382,700            $        -

Imperial Trust Co.          18,800,332       12,473,429       18,800,332             6,326,903


Imperial Trust Co.                                            54,537,200                     -

Imperial Trust Co.                                             4,063,637                     -

Charles Schwab Trust Co.                                       6,606,598                     -
                                                               4,013,293                     -
                                                              14,515,281                     -
                                                              20,899,574                     -




*Transactions or series of transactions in excess of five percent of the current value of the Plan's assets as of December 31, 1996 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURES


        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Dreyer's Grand Ice Cream, Inc. Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            DREYER'S GRAND ICE CREAM, INC.
                                            SAVINGS PLAN

Date:  June 26, 1998                        By: /s/ William C. Collett
                                                ----------------------
                                                   William C. Collett
                                            Member of Dreyer's Grand Ice Cream,
                                            Inc. Savings Plan Administrative
                                            Committee, as Plan Administrator





                                            By: /s/ Jeffrey R. Shields
                                                ----------------------
                                                   Jeffrey R. Shields
                                            Member of Dreyer's Grand Ice Cream,
                                            Inc. Savings Plan Administrative
                                            Committee, as Plan Administrator

                                   EXHIBIT INDEX

EXHIBIT
NUMBER                  DESCRIPTION
------                  ------------

23                      Consent of Independent Accountants